James W. Griffith
President & Chief Executive
Officer
The Timken Company
Mail Code: GNE-17
1835 Dueber Avenue, S.W.
P.O. Box 6928
Canton, OH 44706-0928 U.S.A.
Telephone: (330) 471-6399
Facsimile: (330) 471-4041
May 26, 2009
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:	The Timken Company Form 10-K for the Fiscal Year ended December 31, 2008 Filed February 26, 2009 Form 10-Q for the Fiscal Quarter ended March 31, 2009 Filed May 7, 2009 File No. 1-01169
Dear Mr. O’Brien:
This letter is in response to your correspondence of May 12, 2009, regarding your review of the filings referenced above for The Timken Company (the “Company”) and our response on May 5, 2009 to your previous correspondence. For your convenience, your comments are repeated below in boldfaced italics, followed by the Company’s response.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Goodwill, page 33
1.	In your letter dated April 9, 2009, you state you will expand your discussion of critical accounting policies and estimates to provide a description of your valuation methods with disclosure of the material assumptions, including the revenue growth rates and operating profit margin, as well as a sensitivity analysis related to these assumptions. In your May 5 letter, you state you do not believe this disclosure is required by the applicable accounting standards and you no longer intend to provide it. We have reviewed the disclosure in your Form 10-Q for the period ending March 31, 2009. We appreciate your efforts to find ways to enhance your goodwill impairment disclosures and understand the concerns you have noted regarding competitive disadvantages. However, the disclosure of the discount rate and market multiples is of limited use to an investor without an understanding of the material assumptions underlying your income approach and their sensitivity, as well as an understanding of how you weigh or consider these two methods. Given the materiality of goodwill and the $49 million goodwill impairment loss recorded in 2008, the recent changes in operating performance and

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The Timken Company
decline in market capitalization, and the fact these estimates and assumptions are based on matters that are highly uncertain, please tell us how you have considered the need for disclosure to address the following items:
•	the extent to which, and how you used or considered the results of your two valuation methods,

•	the need to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information to investors, as discussed in FR 72,

•	the need to analyze critical accounting estimates and assumptions for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect, as discussed in FR 72.
You may wish to refer to Section V of FR-72, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” for guidance (available on our website at http://www.sec.gov/rules/interp/33-8350.htm). Provide us with an example of the disclosure you intend to provide in future filings.

The Company expects to expand its disclosure of critical accounting policies relating to goodwill in Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates to provide the following disclosure in future filings regarding its reporting units, valuation methods, and underlying assumptions used by the Company during its annual goodwill impairment analysis performed during the fourth quarter of 2008:
Goodwill:
The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Each interim period, management of the Company assesses whether or not an indicator of impairment is present that would necessitate a goodwill impairment analysis be performed in an interim period other than during the fourth quarter.
The goodwill impairment analysis is a two step process. Step one compares the carrying amount of the reporting unit to its estimated fair value. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, step two is performed, where the reporting unit’s carrying value of goodwill is compared to the implied fair value of goodwill. To the extent that the carrying value of goodwill exceeds the implied fair value of goodwill, impairment exists and must be recognized.
The Company reviews goodwill for impairment at the reporting unit level. The Company’s reporting units are the same as its reportable segments: Mobile Industries, Process Industries, Aerospace and Defense and Steel. The Company prepares its goodwill impairment

May 26, 2009
The Timken Company
analysis by comparing the estimated fair value of each reporting unit, using an income approach (a discounted cash flow model) as well as a market approach, with its carrying value. The income approach and the market approach are equally weighted in arriving at fair value, which the Company has applied consistently.
The discounted cash flow model requires several assumptions including future sales growth, EBIT (earnings before interest and taxes) margins and capital expenditures. The Company’s four reporting units each provide their forecast of results for the next three years. These forecasts are the basis for the information used in the discounted cash flow model. The discounted cash flow model also requires the use of a discount rate and a terminal revenue growth rate (the revenue growth rate for the period beyond the three years forecasted by the reporting units), as well as projections of future operating margins (for the period beyond the forecasted three years). During the fourth quarter of 2008, the Company used a discount rate for each of its four reporting units ranging from 11% to 12% and a terminal revenue growth rate ranging from 2% to 3%. The difference in the discount rates is based on the underlying markets and risks associated with each of the Company’s reporting units.
The market approach requires several assumptions including sales multiples and EBITDA (earnings before interest, taxes, depreciation and amortization) multiples for comparable companies that operate in the same markets as the Company’s reporting units. During the fourth quarter of 2008, the Company used sales multiples for its four reporting units ranging from 0.4 to 1.0 and EBITDA multiples ranging from 3.8 to 8.0. The difference in the sales multiples and the EBITDA multiples is due to the underlying markets associated with each of the Company’s reporting units.
As a result of the goodwill impairment analysis performed during the fourth quarter of 2008, the Company recognized a goodwill impairment loss of $48.8 million for the Mobile Industries segment in its financial statements for the year ended December 31, 2008. The fair value of each of the Company’s other reporting units exceeded its carrying value. As of December 31, 2008, the Company had $230.0 million of goodwill on its Consolidated Balance Sheet, of which $167.6 million was attributable to the Aerospace and Defense segment. See Note 8 — Goodwill and Other Intangible Assets in the Form 10-K for the year ended December 31, 2008 for carrying amount of goodwill by segment. The Aerospace and Defense segment is the only reporting unit in which the fair value of the reporting unit did not exceed the carrying value of the reporting unit by more than 10%. The fair value of this reporting unit was $445.9 million compared to a carrying value of $436.2 million. A XXX basis point increase in the discount rate would have resulted in the Aerospace and Defense segment failing step one of the goodwill impairment analysis, which would have required the completion of step two of the goodwill impairment analysis to arrive at a potential goodwill impairment loss. A XXX basis point decrease in the projected cash flows would have resulted in the Aerospace and

May 26, 2009
The Timken Company
Defense segment failing step one of the goodwill impairment analysis, which would have required the completion of step two of the goodwill impairment analysis to arrive at a potential goodwill impairment loss.
2.	In your letter dated April 9, 2009, you state you will provide the estimated fair value and the related carrying value of any reporting unit whose carrying value does not materially differ from its estimated fair value. In your letter dated May 5, 2009, you appear to have reconsidered this and suggest you will limit disclosure to the requirements of paragraph 33 of SFAS 157. The disclosure requirements of paragraph 33 of SFAS 157 apply to reporting units with goodwill impairment since initial recognition and would not necessarily provide useful information to investors regarding other reporting units with carrying values not materially different from estimated fair value (i.e. reporting units with carrying value close to fair value but no impairment to date). The impairment testing of reporting units with limited headroom is particularly sensitive to estimates and assumptions, and such reporting units may be susceptible to changes that could materially impact your financial statements. Please tell us how you intend to provide investors with information to provide greater insight into the existence of reporting units with limited headroom and the quality and variability of the related fair value estimate.

The Company will expand its disclosures to provide greater insight into the existence of reporting units with limited headroom and the quality and variability of the related estimate in future filings for the period in which a goodwill impairment analysis is required to be performed. The response to question 1 is an example of the type of disclosure that will be made in the future.
Net Income (Loss) Attributable to Noncontrolling Interest, page 24
3.	Please tell us and expand future disclosures to address the significant factors influencing the amount of loss attributable to noncontrolling interests and tell us the underlying reasons this loss exceeded net loss, resulting in net income attributable to The Timken Company.

During the first quarter of 2009, the Company recorded a net loss attributable to noncontrolling interest of $5.9 million. The $5.9 million is comprised of two components: $0.2 million of income from operations attributable to the noncontrolling interest and $6.1 million of loss related to a goodwill impairment loss attributable to the noncontrolling interest. In the fourth quarter of 2008, the Company recorded a goodwill impairment loss of $48.8 million ($42.2 million after-tax) for the Mobile Industries segment. During the first quarter of 2009, the Company determined that $6.1 million (after-tax) of the impairment recorded during the fourth quarter of 2008 was attributable to noncontrolling interests. The Company evaluated this error in accordance with the provisions of SEC Staff Accounting Bulletin No. 99 (SAB No. 99), “Materiality,” Statement of Financial Accounting Standards No. 154 (SFAS No. 154), “Accounting Changes and Error Corrections,” and Accounting Principles Board Opinion No. 28 (APB No. 28), “Interim

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The Timken Company
Financial Reporting.” SAB No. 99 requires a registrant to consider both quantitative and qualitative considerations when evaluating the materiality of an error. Management of the Company concluded that this error was not material to the 2008 full-year results or the Mobile Industries segment 2008 full-year results. Management also concluded the error did not have an impact in terms of meeting or exceeding analyst expectations for the Company’s results for the fourth quarter of 2008 and the first quarter of 2009, nor did it have an impact on loan covenants. APB No. 28, paragraph 29, requires that in determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year. Management of the Company evaluated the impact of the error on the Company’s 2008 fourth-quarter results, as well as the Company’s 2009 first-quarter results and concluded it was not material relative to the full-year results for 2008 and the estimated full-year results for 2009.

In future filings, the Company will expand disclosures to address the significant factors influencing the amount of income (loss) attributable to noncontrolling interests.
Please do not hesitate to contact me if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (330) 471-6399, Glenn A. Eisenberg, Executive Vice President — Finance and Administration (Principal Financial Officer) at (330) 471-4096 or J. Ted Mihaila, Senior Vice President and Controller (Principal Accounting Officer) at (330) 471-4198.
Thank you in advance for your cooperation in these matters.

Sincerely,
/s/ James W. Griffith
James W. Griffith

cc:	Tracey McKoy Securities and Exchange Commission Glenn A. Eisenberg The Timken Company J. Ted Mihaila The Timken Company Lawrence F. Cruise Ernst & Young